VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Utz Brands, Inc.
Registration Statement on Form S-1
Initially Filed September 21, 2020
File No. 333-248954

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Utz Brands, Inc. respectfully requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on October 5, 2020, or as soon thereafter as practicable.

Please call Jeremiah G. Garvey of Cozen O’Connor at (412) 620-6570  to provide notice of the effectiveness of the Registration Statement.

* * *

[Signature Page Follows]

Very truly yours,

Utz Brands, Inc.

By:	/s/ Dylan B. Lissette
Name:	Dylan B. Lissette
Title:	Chief Executive Officer

cc:	Jeremiah G. Garvey
Cozen O’Connor P.C.

[Signature Page to Acceleration Request Letter]